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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           John Adams Life Corporation
                                (Name of Issuer)

                         Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    006246102
                                 (CUSIP Number)

    Nicholas Del Sesto 4712 Barcelona Way Oceanside, CA 92056 (760) 941-3732
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 8, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be fiLled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                            -----------------
CUSIP No. 006246102                                            Page 2 of 5 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Nicholas A. Del Sesto and Carol Ann Del Sesto as Co- Trustees of the 1992 Nicholas and Carol Ann Del Sesto Family Trust, dated 8/14/92
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*




--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION


       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
       not applicable
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 7

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is the Common Stock, without par value, of John Adams Life Corporation ("Issuer"), a California corporation, which has its principal executive offices at 11845 W. Olympic Boulevard, Suite 905, Los Angeles, California 90064.

ITEM 2. IDENTITY AND BACKGROUND.

     The persons filing this Statement are Nicholas A. and Carol Ann Del Sesto ("Reporting Persons"), natural persons, whose address is 4712 Barcelona Way, Oceanside, California 92056. Reporting Persons are Co-Trustees of the Nicholas and Carol Ann Del Sesto Family Trust, dated August 14, 1992 (the "Trust") and are the primary beneficiaries of the Trust. Reporting Person Nicholas A. Del Sesto is retired. Reporting Person Carol Ann Del Sesto is the wife of Reporting Person Nicholas A. Del Sesto.

     During the last five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Reporting Person has been a party to a civil proceeding of judicial or administrative body, which as a result of such proceeding either Reporting Person became subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     Reporting Persons are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The 501,000 shares (the "Shares") of the Issuer's common stock, which were owned by the Trust and sold by the Reporting persons as Co-Trustees of the Trust on October 8, 1997, were purchased by Reporting Persons over five years ago with their personal funds. The original acquisition of the Shares was reported by Reporting Persons on Schedule 13G filed in January 1987.

ITEM 4. PURPOSE OF TRANSACTION.

     Reporting Persons do not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of the shares of the Issuer's common stock, without par value, beneficially owned by Reporting persons is zero (0) shares. Reporting Persons sold 501,000 shares, their entire interest in the Issuer, on October 8, 1997, to Benjamin A. DeMotto, the Issuer's C.E.O., President and the Chairman of its board of directors.

     Each Reporting Person as a Co-Trustee of the 1992 Nicholas and Carol Ann Del Sesto Family Trust, dated August 14, 1992, had prior to October 8, 1997 the sole power to vote or direct the vote of all 501,000 shares held by Reporting Persons. Each Reporting Person as a Co-Trustee of the Trust, had the sole power to dispose or to direct the disposition of 501,000 shares of the Issuer's common stock, without par value, held by Reporting Persons.

     Reporting Persons have transferred the Shares from their ownership as Co-Trustees of the 1992 Nicholas and Carol Ann Del Sesto Family Trust, dated August 14, 1992. The sale of the Shares to Mr. DeMotto became effective on October 8, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reporting Persons have no contracts, arrangements or understandings with any person with respect to any securities of the Issuer, except for the Stock Purchase Agreement made with Mr. DeMotto in connection with the sale of the Shares to Mr. DeMotto on October 8, 1997.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The agreement between the Reporting Persons required by Rule 13d-1(f)(1)(iii) is attached hereto as Exhibit A, and the Stock Purchase Agreement between Reporting Persons and Benjamin A. DeMotto is attached hereto as Exhibit B.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

                                    October 8, 1997
                                    Date


                                    /s/ Nicholas Del Sesto
                                    -------------------------------------------
                                    Nicholas Del Sesto
                                    Co-Trustee of the 1992 Nicholas and Carol
                                    Ann Del Sesto Family Trust dated August 14,
                                    1994


                                    /s/ Carol Ann Del Sesto
                                    -------------------------------------------
                                    Carol Ann Del Sesto
                                    Co-Trustee of the 1992 Nicholas and Carol
                                    Ann Del Sesto Family Trust dated August 14,
                                    1994

                                    EXHIBIT A
                                    ---------

     The undersigned agree that the Schedule 13D to which this agreement is attached is filed on behalf of each of the undersigned.


Dated: October 8, 1997


                                    /s/ Nicholas Del Sesto
                                    -------------------------------------------
                                    Nicholas Del Sesto
                                    Co-Trustee of the 1992 Nicholas and Carol
                                    Ann Del Sesto Family Trust dated August 14,
                                    1994


                                    /s/ Carol Ann Del Sesto
                                    -------------------------------------------
                                    Carol Ann Del Sesto
                                    Co-Trustee of the 1992 Nicholas and Carol
                                    Ann Del Sesto Family Trust dated August 14,
                                    1994

                                    EXHIBIT B
                            STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT ("Agreement"), is made and entered into this 8th day of October 1997, by and between BENJAMIN A. DEMOTTO ("Mr. DeMotto"), on the one hand, and NICHOLAS A. DEL SESTO and CAROLEANNE DEL SESTO ("the Del Sestos"), as individuals and as trustees of the 1992 NICHOLAS A. DEL SESTO and CAROLEANNE DEL SESTO FAMILY TRUST dated August 14, 1992, ("the Trust"), (collectively "the Parties"), on the other hand, in reference to the following facts:

                                    RECITALS

     A. Whereas, the Trust and the Del Sestos, as trustees of the Trust, are the beneficial and record owner of five hundred one thousand (501,000) shares ("the Shares") of the common stock of John Adams Life Corporation ("JALC").

     B. Whereas, the Del Sestos are familiar with the business and history of JALC and wish to sell the Shares.

     C. Whereas, Mr. DeMotto has agreed to purchase the Shares and the Del Sestos have agreed to sell the Shares on the terms and conditions set forth below.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Parties, intending to be legally bound, agree as follows:

                                    AGREEMENT

                                   Section 1.

                          Sale and Purchase of Shares.

     1.1 Transfer of Shares. At the Closing (as defined below) and on the terms and subject to the conditions set forth in this Agreement, the Del Sestos hereby sell, assign, transfer and deliver to Mr. DeMotto, and Mr. DeMotto hereby purchases from the Del Sestos, the Shares.

     1.2 Purchase Price. The consideration for the transfer of the Shares and for the covenants and agreements made by the Del Sestos and set forth in this Agreement shall be the payment by Mr. DeMotto to the Del Sestos of the sum $250,500.00.

     1.3 Delivery of Consideration. Prior to the Closing, Mr. DeMotto shall deliver the purchase price in the form of a personal check to the Del Sestos. The Del Sestos shall deliver to the transfer agent the Shares, as evidenced by a stock certificate or certificates representing 501,000 shares. At Closing, the Del Sestos shall cause the transfer agent to transfer the Shares to Mr. DeMotto.

                                   Section 2.

                               Delivery of Shares.

     2.1 Transfer of Shares. The Del Sestos agree to deliver the Shares at the Closing, as set forth above.

     2.2 Further Assurances. The Del Sestos agree, from time to time hereafter at Mr. DeMotto's request and without further consideration, to execute and deliver to Mr. DeMotto such instruments of transfer, conveyance and assignment, in addition to those delivered pursuant to Section 2.1 of this Agreement, as Mr. DeMotto shall request, to transfer, convey and assign completely the Shares to Mr. DeMotto.

                                   Section 3.

                Representations and Warranties of the Del Sestos.

     The Del Sestos hereby represent, warrant, covenant, and agree to and with Mr. DeMotto as follows:

     3.1 Ownership. The Del Sestos are the owners, beneficially and of record, of all the Shares, free and clear of all liens, encumbrances, security agreements, equities, options, claims, charges and restrictions.

     3.2 Authorization. The Del Sestos have the right, power, legal capacity and authority to execute, deliver and perform this Agreement and to consummate the transaction contemplated by it. This Agreement has been duly and validly executed and delivered by the Del Sestos and constitutes the Del Sestos' binding obligation, enforceable in accordance with its terms.

     3.3 Investigation by the Del Sestos. The Del Sestos have conducted an independent investigation of JALC and acknowledge that they have based their decision to enter into this Agreement solely upon the results of that investigation. The Del Sestos acknowledge that Mr. DeMotto has not made any representations or warranties regarding JALC or the Shares to the Del Sestos, other than those representations and warranties made in this Agreement.

     3.4 Compliance with Laws. The Del Sestos have complied with, and are not in violation of, any statute, law or regulation affecting the Shares, including but not limited to the Securities Act of 1933 and the Securities Exchange Act of 1934.

     3.5 No nonpublic material information. The Del Sestos are neither in the possession of any material nonpublic information that could affect the price of Shares nor in violation of any reporting requirements of any applicable law, including but not limited to the Securities Act of 1933 and the Securities Exchange Act of 1934.

     3.6 No Violations. The execution, delivery and performance of the Agreement by the Del Sestos and the consummation by the Del Sestos of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time or both: (a) violate any statute, ordinance, rule, regulation, order, judgment or decree of any court or any governmental or regulatory body, agency or authority applicable to the Del Sestos, or the Shares; (b) require the Del Sestos to obtain any permit, consent or approval of any governmental, regulatory body, agency or authority; or (c) result in a violation or breach by the Del Sestos, conflict with, constitute (with or without due notice or lapse of time or both) a default by the Del Sestos (or give rise to any right of termination, cancellation, payment or acceleration) under, or any of the terms, conditions or provisions of any note, bond, contract, mortgage, indenture, license, permit, lease, or other instrument or obligation to which the Del Sestos are a party, or by which the Del Sestos may be bound.

     3.7 Litigation. There are no claims, actions, suits, proceedings or investigations pending or, to the best knowledge of the Del Sestos, threatened against the Del Sestos that could have a material adverse effect on any of the Shares, on the condition of the Del Sestos or JALC, or on the ability of the Parties hereto to consummate the transactions contemplated by this Agreement, at law or in equity or before or by any court, arbitrator or federal, state, municipal or other governmental department, commission, board, agency or instrumentality. The Del Sestos are not subject to any continuing court or administrative order, writ, injunction, or decree applicable to them that could have a material adverse effect on the Shares or on the condition of the Del
Sestos or JALC, or the ability of the Parties hereto to consummate the transactions contemplated by this Agreement.

     3.8 Survival of Representation. The representations set forth in this Agreement shall be continuous and shall survive the Closing.

                                   Section 4.

                 Representations and Warranties by Mr. DeMotto.

     Mr. DeMotto hereby represents, warrants, covenants and agrees to and with the Del Sestos as follows:

     4.1 Truth of Representations and Warranties. Mr. DeMotto has no actual knowledge of any fact or occurrence that would render the representations and warranties set forth herein false or misleading.

     4.2 No Violations. The execution, delivery and performance of this Agreement by Mr. DeMotto and the consummation by Mr. DeMotto of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time or both: (a) violate any statute, ordinance, rule, regulation, order, judgement or decree of any court or any governmental or regulatory body, agency or authority applicable to Mr. DeMotto, or the Shares; (b) require Mr. DeMotto to obtain any permit, consent or approval of any governmental, regulatory body, agency or authority; or (c) result in a violation or breach by Mr. DeMotto, conflict with, constitute (with or without due notice or lapse of time or both ) a default by Mr. DeMotto (or give rise to any right of termination, cancellation, payment or acceleration) under, or any of the terms, conditions or provisions of any note, bond, contract, mortgage, indenture, license, permit, lease, or other instrument or obligation to which Mr. DeMotto is a party, or by which Mr. DeMotto may be bound.

     4.3 No Actions. No action or proceeding has been instituted against Mr. DeMotto before any court or other governmental body by any person or public authority seeking to restrain or prohibit the execution and delivery of the Agreement or the transaction contemplated hereby.

     4.4 Authority. Mr. DeMotto has the right, power, legal capacity and authority to enter into and perform his obligations under this Agreement. No approvals or consents of any persons are necessary in order to consummate the transactions contemplated in this Agreement. This Agreement constitutes a valid and binding obligation, enforceable against Mr. DeMotto in accordance with its terms.

     4.5 No nonpublic material information. Mr. DeMotto is neither in the possession of any material nonpublic information that could affect the price of Shares nor in violation of any reporting requirements of any applicable law, including but not limited to the Securities Act of 1933 and the Securities Exchange Act of 1934.

     4.6 Mr. DeMotto is an "Insider". Mr. DeMotto acknowledges that he is a director, officer and beneficial owner of 56.6% of the common stock of John Adams Life Corporation.

     4.7 Adequate Information. Mr. DeMotto represents that he is the kind of investor who can "fend" for himself, and that he is sophisticated and had access to the information necessary to make an investment decision to acquire 501,000 common shares in John Adams Life Corporation (the "Shares") from the Del Sestos.

     4.8 Mr. DeMotto to "Hold" the Shares. Mr. DeMotto is purchasing the Shares for his own investment, and not with a view to or for sale in connection with any distribution of the security. Mr. DeMotto has no commitment and is not aware of any circumstances presently in existence which would make a disposition of the securities likely, and Mr. DeMotto has a present intent to hold this investment indefinitely.

     4.9 Restricted Stock. Mr. DeMotto is aware that an investment in the Shares will contain a restrictive legend and as such the Shares are restricted securities. Mr. DeMotto understands, on advice of California legal counsel, the meaning of "restricted" stock. It has never been represented, guaranteed or warranted by the Del Sestos, or any person connected with or acting on their behalf, that Mr. DeMotto will be able to sell or liquidate these securities in any specified period of time or that there will be any profit or appreciation to be realized as a result of this proposed investment. Mr. DeMotto is aware that, as a condition of this purchase, the certificate for his shares will be subject to the restrictions of the standard federal legend condition, the same or substantially similar, as follows:

               "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), AND ARE RESTRICTED SECURITIES. THESE RESTRICTED SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM PURSUANT TO THE ACT AND APPLICABLE STATE SECURITIES LAWS AND REGULATIONS."

     4.10 Sophisticated Purchaser. By reason of his business and financial experience, Mr. DeMotto has the capacity to protect his interests in connection with the proposed transaction and can bear the economic risk of this proposed investment, including the loss of the entire amount of the investment.

     4.11 Reliance on Section 4(1). Mr. DeMotto understands that this offer and sale is being made by the Del Sestos is in reliance upon the exemption from Federal registration requirements provided by Section 4(1) of the Securities Act of 1933, as amended. Mr. DeMotto, on advice of legal counsel, does not know of any reason why the Agreement can not be governed by Section 4(1) of the Securities Act of 1933, as amended.

     4.12 No Advertisement. Mr. DeMotto represents that the purchase of the Shares were not, to the best of his knowledge, accomplished by the publication of any advertisement. For these purposes, the publication of an advertisement means the dissemination to the public of any written, spoken or printed communication by means of mail, messages, recorded telephone, any newspaper, magazines or similar media, broadcast over radio or television or other media.

     4.13 Private Sale. Mr. DeMotto represents and covenants that there was no broker/dealer, selling agent or other financial intermediary involved in the negotiation an/or consummation of the sale of the Shares, and that such transaction was a negotiated "private sale" as that term in used by securities law practitioners, Mr. DeMotto acknowledges that his legal counsel has explained to him the legal consequences of these representations.

     4.14 Compliance with Securities laws. Mr. DeMotto represents and covenants that he has timely complied with all securities laws in connection with the transaction as set forth in this Stock Purchase Agreement, including, but not limited to, compliance with the Securities Act of 1933, as amended. Furthermore, Mr. DeMotto represents and covenants that he has either complied with Sections 13 and 16 of the Securities Act of 1933, as amended, or such provisions are not applicable to him. Furthermore, Mr. DeMotto represents that he has complied with the California Corporations Code Section 25104 with respect to his purchase of the Shares.

     4.15 Counsel's Opinion. Mr. DeMotto represents and understands that the Del Sesto's legal counsel's opinion is limited in scope to state that the Del Sesto's have complied with Section 5 of the Securities Act of 1933, as amended, by virtue of Section 4(1) of the Securities Act of 1933, as amended, in connection with the transfer of the Shares. It is further understood by Mr. DeMotto without the representations and warranties made by Mr. DeMotto herein the Del Sestos' legal counsel would not deliver such opinion letter to the transfer agent. The Del Sestos' legal counsel's opinion disclaims any other compliance with any other laws or regulations/rules to effectuate a transfer of the Shares.

     4.16 Personal Relationship/Private Transaction. Mr. DeMotto represents that he has a pre-existing business and personal relationship with Nicholas Del Sestos.

     4.17 California Resident. Mr. DeMotto represents that he is a California resident.

     4.18 Survival of Representations. The representations set forth in this Agreement shall be continuous and shall survive the Closing.

                                   Section 5.

                                   No Broker.

     The Parties acknowledge that no securities broker has acted in this transaction and that no commission is due in connection with the transaction.

                                   Section 6.

                                Mutual Releases.

     6.1 Releases of Claims. Except as specifically provided in this Agreement, in consideration of the Parties' performance of the covenants, promises and obligations set forth in this Agreement, Mr. DeMotto, on the one hand, and the Del Sestos, on the other hand, do each hereby generally and specifically release, discharge and acquit the other and their respective officers, employees, principals, partners, agents, directors, attorneys, shareholders, successors, predecessors, servants, representatives, past and present, guarantors, indemnitors, insurers, heirs, successors, assignors, assignees, and each of them, from any and all claims, demands, liabilities, actions, causes of action, damages, expenses, and obligations of whatever character, contractual and non-contractual, whether known or unknown, foreseen or unforeseen, arising out of, related to, or connected with any and all acts and/or omissions.

     6.2 Waiver of Rights Under California Civil Code Section 1542 And Similar Statutes. Except as expressly set forth in this Agreement, the Parties to this Agreement, and each of them, waive any and all rights and benefits under Section 1542 of the California Civil Code, or any similar provision or statute of any other state or of the United States. Section 1542 provides as follows:

               "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

     6.3 Assumption of Risk. Except as provided herein each Party hereto understands and acknowledges the significance and consequences of the specific waiver of Section 1542, hereby assumes full responsibility for any injuries, damages, losses or liability that he, she or it may hereafter incur from this provision, and acknowledges that there is risk that subsequent to the execution of this Agreement, one or more Parties hereto will incur or suffer loss, damages or injures which are in some way caused by or related to the matters released herein but which are unknown or unanticipated at the time this Agreement is signed. Except as provided herein, all Parties hereto do hereby assume such risk and agree that this Agreement shall apply to all unknown or unanticipated results and occurrences described herein as well as those known and anticipated.

                                   Section 7.

                                  The Closing.

     7.1 Time and Place. The closing ("Closing") of the transaction contemplated in this Agreement shall be held on the date and at the time and place agreed upon by Mr. DeMotto and the Del Sestos.

     7.2 Conditions to Closing. The obligations of Mr. DeMotto and the Del Sestos to close the transaction contemplated by this Agreement are subject to the following:

     a. The Del Sestos shall have executed this Agreement and delivered the Shares to Mr. DeMotto.

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     b. Mr. DeMotto shall have delivered to the Del Sestos the sum of $250,500.

     c. The representations and warranties of the Del Sestos set forth in this Agreement shall be true and correct as of the date of the Closing.

     d. The representations and warranties of Mr. DeMotto set forth in this Agreement shall be true and correct as of the date of the Closing.

                                   Section 8.

                                 Miscellaneous.

     8.1 Rules of Construction. It is acknowledged by the Parties that each Party had separate and independent advice of counsel. This Agreement was prepared by each Party in conjunction with counseling from such Party's respective attorney. Accordingly, each Party hereto waives any and all rights which such party may have under Civil Code ss. 1654 and any other doctrine or rule of construction which would require that a provision of this Settlement Agreement should be construed against the party who drafted it. Each Party shall pay all costs and expenses incurred or to be incurred by such party in negotiating and preparing this Agreement.

     8.2 Binding Effect. This Agreement shall inure to the benefit of and shall be binding upon the Parties hereto and their respective successors and assigns.

     8.3 Governing Law. This Agreement shall be deemed to be made in, and in any and all respects shall be interpreted, construed and governed by and in accordance with, the laws of the State of California.

     8.4 Severability. If any term or provision of this Agreement shall be determined to be invalid, illegal, or unenforceable, then the remaining part of this Agreement shall be separated from the invalid, illegal or unenforceable term and shall not be affected thereby and shall continue in full force and effect, and shall be construed as if the invalid, illegal or unenforceable terms had never been incorporated into it.

     8.5 Headings. The paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     8.6 Further Assurances. The Parties shall cooperate with the other, and execute and deliver, or cause to be executed and delivered, all such other instruments and take all such other actions as the party may be reasonably requested to take from time to time in order to effectuate the provisions and purposes of this Agreement.

     8.7 Notices. All communications provided for in this Agreement shall be in writing and shall be deemed to be given when sent by facsimile transmission or when delivered in person or five (5) days after being deposited in the United States mail, first class, certified, or registered, with proper postage prepaid and,

     (a) if to the Del Sestos, addressed to them at the following address:

          Mr. and Mrs. Nicholas Del Sestos
          4712 Barcellona Way
          Oceanside, California  92056

     with a copy addressed to:

          Michael C. Self, Esq.
          Self & Bhamre
          4400 MacArthur Blvd.
          Suite 320
          Newport Beach, California  92660

     (b) if to Mr. DeMotto, addressed to him at the following address:

          Mr. Benjamin A. DeMotto
          11845 W. Olympic Blvd., Suite 905
          Los Angeles, California  90064

     with a copy addressed to:

          Robert James Skousen, Esq.
          Skousen & Skousen
          12th Floor
          2049 Century Park East
          Los Angeles, California  90067-3101

or at any such place or places or to such other person or persons as shall be designated in writing by the Parties hereto.

     8.8 Counterparts: Facsimile Signatures. The Agreement may be executed in two or more counterparts, by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     8.9 Indemnity. The Parties shall and do hereby indemnify and save each other, and their agents, including their attorneys, from any and all loss, damage, claim, liability, cost or expense, including, but not limited to, attorneys' fees and costs, hereinafter incurred by the other party (or their attorneys) for any omissions to state a material fact, misrepresentations or breach of this Agreement. The Del Sestos's and Mr. DeMotto's legal counsel are intended third party beneficiaries of the provision.

     8.10 Legal Advice. Each of the Parties warrants and represents: (a) that in executing this Agreement, he or they has sought legal advice from California legal counsel of their choice; (b) that each party has read the contents of this
Agreement: (c) that the terms of the Agreement and its consequences have been completely read by, and satisfactorily explained by such counsel to, each such party; (d) that each Party fully understands the terms and consequences of this Agreement and voluntarily accepts the terms and consequences of this Agreement;
(e) that each party has relied upon the legal advice of their respective attorneys, who are attorneys of their own choosing; (f) that hereafter no such Parties shall deny the validity of this Agreement on the ground that it did not have advice of counsel; and (g) each party hereto has the legal authority to enter into this Agreement.

     8.11 Gender. For purposes of the Agreement, whenever the context so requires, the masculine, feminine and neuter genders shall include the others.

     8.12 Attorneys' Fees and Costs. If any action, at law or in equity, or arbitration, is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs, expert fees, and any other necessary disbursements in addition to any other relief to which that party may be entitled.

     8.13 Arbitration. The Parties agree to submit all controversies, claims and matters of difference to arbitration according to the rules and practices of the American Arbitration Association from time to time in force, and as set forth below:

          a. Binding Arbitration. The Del Sestos and Mr. DeMotto agree that any dispute, disagreement or controversy between the Del Sestos and Mr. DeMotto, shall, on the written request of either the Del Sestos or Mr. DeMotto, served on the other, be submitted to binding arbitration with the American Arbitration Association ("AAA") in accordance with the commercial rules of AAA. The Del Sestos and Mr. DeMotto agree to arbitrate all demands, disputes, claims, or causes of action. If the amount in controversy is $50,000 or less, the arbitration shall be conducted by one neutral arbitrator selected by the mutual agreement of the Del Sestos and Mr. DeMotto. If the amount in controversy is more than $50,000, the arbitration shall be conducted by a panel of three neutral arbitrators selected by the mutual agreement of the Del Sestos and Mr. DeMotto.

          b. Right of Discovery. In conducting the arbitration, the Del Sestos and Mr. DeMotto shall be entitled to engage in full and complete discovery as set forth in the federal rules of civil procedure, and as though an action were filed in the United States District Court for the Central District of California.

          c. Waiver of Right to Jury Trial. In agreeing to arbitration, the Del Sestos and Mr. DeMotto understand and agree that both the Del Sestos and Mr. DeMotto are waiving the right to a jury trial, or a trial before a judge in a public court. The Del Sestos and Mr. DeMotto also understand and agree that the award of the arbitrator(s) is subject only to limited review by a superior court (rather than an appellate court), and that the superior court may not alter or overturn the award even if it is incorrect legally of factually.

          d. Venue. Any dispute between the Parties involving the interpretation of this Agreement or the obligations of a party to it shall be determined by binding arbitration in accordance with the arbitration rules of the American Arbitration Association in the county of Los Angeles, state of California, United States of America.

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                              "Mr. Nicholas Del Sestos"


                                              /s/ Nicholas Del Sestos
                                              ---------------------------------
                                              Nicholas Del Sestos
                                              Individually, and as Trustee of
                                              1992     NICHOLAS A. DEL SESTO AND
                                              CAROLEANNE DEL SESTO FAMILY
                                              TRUST dated August 14, 1992



                                              "Ms. Caroleanne Del Sestos"


                                              /s/ Caroleanne Del Sestos
                                              ---------------------------------
                                              Caroleanne Del Sestos
                                              Individually, and as Trustee of
                                              1992 NICHOLAS A. DEL SESTO AND
                                              CAROLEANNE DEL SESTO FAMILY
                                              TRUST dated August 14, 1992

                                              "Mr. DeMotto"


                                              /s/ Benjamin A. DeMotto
                                              ---------------------------------
                                              Benjamin A. DeMotto